UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes  ☐            No   ☒

PETRÓLEOS MEXICANOS ANNOUNCES EARLY TENDER RESULTS AND EARLY SETTLEMENT OF TENDER OFFERS AND CONSENT SOLICITATION

MEXICO CITY, MEXICO – FEBRUARY 15, 2018 – Petróleos Mexicanos (“PEMEX”) announces the early tender results for (a) its offers to purchase for cash (i) any and all of its outstanding series of notes listed below under the heading “Any and All Offers” (collectively, the “Any and All Notes”, and such offers, the “Any and All Offers”) and (ii) the series of notes set forth in the table below under the heading “Waterfall Tender Offers” (collectively, the “Waterfall Notes”, and such offers, the “Waterfall Tender Offers) for a specified maximum aggregate purchase price payable per series of Waterfall Notes, and (b) its concurrent solicitation of consents (the “Consent Solicitation”) from holders of each series of Any and All Notes to a proposed amendment to the indenture governing the Any and All Notes (the “Indenture”). The Any and All Offers and the Waterfall Tender Offers are collectively referred to as the “Tender Offers.”

The Tender Offers and the Consent Solicitation are being made pursuant to the offer to purchase and consent solicitation statement dated February 1, 2018 (as amended and supplemented from time to time, the “Statement”), and the related consent and letter of transmittal dated February 1, 2018, which set forth in more detail the terms and conditions of the Tender Offers and the Consent Solicitation.

Any and All Offers

The following table summarizes the early tender results for the Any and All Offers as of 5:00 p.m., New York City time, on February 14, 2018 (the “Early Tender Date”) and the principal amount of each series of Any and All Notes that PEMEX has accepted for purchase:

Title of Securities	CUSIP	ISIN	Principal Amount Outstanding		Total Consideration(1)		Principal Amount Tendered		Principal Amount Accepted for Purchase
3.125% Notes due 2019	71654QBQ4 71656MAW9	US71654QBQ47 US71656MAW91	U.S.$	327,409,000	U.S.$	1,009.64	U.S.$	138,498,000	U.S.$	138,498,000
5.500% Notes due 2019	71654QBZ4 71656M BH1	US71654QBZ46 US71656MBH16	U.S.$	750,000,000	U.S.$	1,029.64	U.S.$	557,359,000	U.S.$	557,359,000

(1)	Per U.S.$1,000. The Total Consideration includes an early tender premium equal to U.S.$30.00 per U.S.$1,000 principal amount for each series of Any and All Notes accepted for purchase.

PEMEX announces that it has waived the Any and All Condition as it applies to the Any and All Offer for its 3.125% Notes due 2019 (the “3.125% Notes”), which condition required that holders of at least a majority of the outstanding principal amount of 3.125% Notes provide consents to amend the indenture governing the 3.125% Notes to shorten the minimum notice period for the optional redemption of the 3.125% Notes to not less than three business days and no more than 10 days prior to the redemption date. As a result, PEMEX accepts for purchase all of the U.S.$138,498,000 principal amount of its 3.125% Notes tendered at or prior to the Early Tender Date. Because holders of at least a majority of the outstanding principal amount of 3.125% Notes did not provide consents at or prior to the Early Tender Date, the indenture governing the 3.125% Notes will not be amended to reflect the above amendment, unless holders of at least a majority of the outstanding principal amount of 3.125% Notes provide consents at or prior to the expiration date of the Any and All Offers. Except as described herein, the terms of the Any and All Offers remain unchanged.

As a result of PEMEX’s acceptance for purchase of all U.S.$557,359,000 principal amount of its 5.500% Notes due 2019 (the “5.500% Notes”) tendered at or prior to the Early Tender Date, holders of at least a majority of the outstanding principal amount of 5.500% Notes have provided consents to (i) amend the indenture governing the 5.500% Notes (the “Indenture”) to shorten the minimum notice period for the optional redemption of the 5.500% Notes to not less than three business days and no more than 10 days prior to the redemption date (the “Amendment”), and (ii) to execute and deliver a supplemental indenture to the Indenture in order to effect the Amendment.

The early settlement date on which (i) PEMEX will make the payment for the Any and All Notes accepted in the Any and All Offers, and (ii) PEMEX and the trustee under the Indenture (the “Trustee”) will execute the supplemental indenture to the Indenture in order to effect the Amendment, is expected to be February 16, 2018 (the “Early Settlement Date”).

Holders of Any and All Notes that validly tendered on or prior to the Early Tender Date and whose Any and All Notes have been accepted for purchase are entitled to receive the total consideration set forth in the table above, which includes, in each case, an early tender premium equal to U.S.$30.00 per U.S.$1,000 principal amount of Any and All Notes accepted for purchase, and to receive accrued and unpaid interest on their accepted Any and All Notes from the last interest payment date to, but excluding, the Early Settlement Date. The total cash payment to purchase the accepted Any and All Notes will be approximately U.S.$715 million, including accrued and unpaid interest. Any and all Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

The Any and All Offers will expire at 11:59 p.m., New York City time, on March 1, 2018 (the “Expiration Date”). Holders who tender Any and All Notes after the Early Tender Date but on or prior to the Expiration Date and whose Any and All Notes are accepted for purchase will be entitled to receive only the Tender Offer Consideration of U.S.$979.64 per U.S.$1,000 principal amount of 3.125% Notes and U.S.$999.64 per U.S.$1,000 principal amount of 5.500% Notes, and to receive accrued and unpaid interest on their accepted Any and All Notes from the last interest payment date to, but excluding, the final settlement date.

Waterfall Tender Offers

The following table summarizes the early tender results for the Waterfall Tender Offers as of the Early Tender Date and the principal amount of Waterfall Notes that PEMEX has accepted for purchase, as well as the proration factor for each series of Waterfall Notes:

Title of Security	CUSIP	Principal Amount Outstanding		Maximum Series Cap			Total Consideration(1)		Principal Amount Tendered		Principal Amount Accepted for Purchase		Proration Factor
8.000% Notes due 2019	71654QAU6 71656MAA7 71656LAA9	U.S.$	1,312,275,000	U.S.$	100,000,000		U.S.$	1,065.92	U.S.$	590,721,000	U.S.$	91,843,000	15.57%
6.000% Notes due 2020	71654QAW2 71656LAC5 71656MAC3	U.S.$	1,000,000,000	U.S.$	200,000,000		U.S.$	1,065.96	U.S.$	503,808,000	U.S.$	183,017,000	36.38%
3.500% Notes due 2020	71654QBU5 71656LBC4 71656MBC2	U.S.$	1,500,000,000	U.S.$	833,433,382.72	(2)	U.S.$	1,017.50	U.S.$	817,303,000	U.S.$	817,303,000	100.00%

(1)	Per U.S.$1,000. The Total Consideration includes an early tender premium equal to U.S.$30.00 per U.S.$1,000 principal amount for each series of Waterfall Notes accepted for purchase.
(2)	Indicates the increase of the maximum purchase price, including accrued interest, that PEMEX is offering to pay for the 3.500% Notes due 2020 validly tendered in the Waterfall Tender Offers, in order to accept for purchase all validly tendered 3.500% Notes due 2020.

For the 8.000% Notes due 2019 (the “8.000% Notes”) and the 6.000% Notes due 2020 (“6.000% Notes”), the purchase of Waterfall Notes validly tendered would result in the payment by PEMEX of a purchase price per series, including accrued and unpaid interest, in excess of the Maximum Series Cap for such series set forth in the table above. As a result, PEMEX will pay holders of the 8.000% Notes due 2019 and 6.000% Notes due 2020 on a pro rata basis according to the pro ration procedures described in the Statement.

PEMEX announces that it has increased the maximum series cap for the 3.500% Notes due 2020 (the “3.500% Notes”), which consists of the maximum aggregate purchase price, including accrued interest, that PEMEX is offering to pay for the 3.500% Notes validly tendered in the Waterfall Tender Offers, from U.S.$600 million to U.S.$833,433,382.72, in order to accept for purchase all validly tendered 3.500% Notes. As a result, PEMEX will accept for purchase all of the U.S.$ 817,303,000 principal amount of 3.500% Notes tendered at or prior to the Early Tender Date.

As a result of the increase in the maximum series cap for the 3.500% Notes, PEMEX has increased the aggregate waterfall tender cap, which consists of the maximum aggregate purchase price, including accrued interest, that PEMEX is offering to pay for all Waterfall Notes validly tendered in the Waterfall Tender Offers, from U.S.$900 million to US$1,133,432,614.97.

Except as described herein, the terms of the Waterfall Tender Offers remain unchanged.

The early settlement date on which PEMEX will make the payment for the Waterfall Notes accepted in the Waterfall Tender Offers is expected to be February 16, 2018.

Holders of Waterfall Notes that validly tendered on or prior to the Early Tender Date and whose Waterfall Notes have been accepted for purchase are entitled to receive the total consideration set forth in the table above, which includes, in each case, an early tender premium equal to U.S.$30.00 per U.S.$1,000 principal amount of Waterfall Notes accepted for purchase, and to receive accrued and unpaid interest on their accepted Waterfall Notes from the last interest payment date to, but excluding, the Early Settlement Date. The total cash payment to purchase the accepted Waterfall Notes will be approximately U.S.$1.13 billion, including accrued and unpaid interest. Waterfall Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

The Waterfall Tender Offers will expire at 11:59 p.m., New York City time, on March 1, 2018. Because the Waterfall Tender Offers were oversubscribed as of the Early Tender Date, holders of Waterfall Notes who tender after the Early Tender Date will not have any of their Waterfall Notes accepted for purchase. Any tendered Waterfall Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

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Global Bondholder Services Corporation is acting as the Depositary and Information Agent for the Tender Offers and the Consent Solicitation. Questions or requests for assistance related to the Tender Offers and the Consent Solicitation or for additional copies of the Statement may be directed to Global Bondholder Services Corporation at +1 (866)-470-4500 (toll-free). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers and the Consent Solicitation.

PEMEX has retained Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as dealer managers in connection with the Tender Offers and the Consent Solicitation (the “Dealer Managers”). Any questions or requests for assistance regarding the Statement may be directed to Citigroup Global Markets Inc. at +1 (800) 558-3745 (U.S. toll-free) or +1 (212) 723-6106 (collect) or Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0070 (U.S. toll-free) or (646) 855-8998 (collect).

This announcement is for informational purposes only. This announcement is not an offer to purchase, nor a solicitation of an offer to sell any securities described herein. The Tender Offers and the Consent Solicitation are not being made to holders of notes in any jurisdiction in which PEMEX is aware that the making of the Tender Offers and the Consent Solicitation or the acceptance of consents would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers and the Consent Solicitation to be made by a licensed broker or dealer, the respective Tender Offer and the Consent Solicitation will be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Neither the Statement nor any documents related to the Tender Offers and the Consent Solicitation have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement or any documents related to the Tender Offers and the Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

This communication and any other documents or materials relating to the Tender Offers and the Consent Solicitation have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom save in circumstances where section 21(1) of the FSMA does not apply. This communication is only being made to those persons in the United Kingdom (i) falling within the definition of investment professionals (as defined in Article 19(5) Financial Promotion Order, (ii) falling within Article 43 of the Financial Promotion Order (non-real time communication by or on behalf of a body corporate to creditors of that body corporate), or (iii) to whom it may otherwise lawfully be communicated by virtue of an exemption to section 21(1) of the FSMA or otherwise in circumstances where it does not apply (all such persons together being referred to as “Relevant Persons”). This communication is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

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This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated February 1, 2018, relating to the offers to purchase for cash and consent solicitation of certain series of PEMEX’s outstanding short-term maturity notes due 2019 and 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ ROBERTO CEJUDO PASCUAL
Roberto Cejudo Pascual
Associate Managing Director of Finance

Date: February 15, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.